pacific booker minerals inc.
#1103 - 1166 Alberni Street Vancouver, BC V6E 3Z3
Telephone: (604) 681-8556	Toll Free: 1-800-747-9911	Fax: (604) 687-5995
mail: info@pacificbooker.com	Symbols: bkm-tsx venture / pbm-NYSE MKT	Website: pacificbooker.com

August 25, 2014

Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel, and Mining

United States Securities and Exchange Commission

Washington, D.C. 20549-7010

Re:

Pacific Booker Minerals Inc.

Form 20-F for the Fiscal Year Ended January 31, 2014

Filed May 30, 2014

File No. 001-33649

Dear Ms. Jenkins:

Re:  Comment letter dated August 13, 2014.

Comment 1.

Considering the ineffectiveness of your internal controls over financial reporting at January 31, 2014, please tell us how you determined that your disclosure controls and procedures were effective.

Response:

As an Accelerated Filer, the Company was required to include an Auditor’s attestation report for the years ended January 31, 2012 and 2013.  The Auditor’s attestation report noted that the Company’s internal controls over financial reporting had certain deficiencies.  Since the implementation of the JOBS Act, the Company qualifies as an Emerging Growth Company and is no longer required to furnish an attestation report of the Company’s registered public accounting firm.  As noted in the most recent auditor’s attestation report for the fiscal year ended January 31, 2013, new entry level policies were adopted by the Company in March 2013.  These new policies corrected many of the internal control deficiencies identified in the attestation report and, in the opinion of management, provides reasonable assurance that the financial information prepared by the Company for external purposes is reliable and has been recorded, processed and reported in an accurate and timely manner in accordance with IFRS as issued by IASB.

The Company is currently at the exploration stage.  At the time these issues were determined to be deficiencies in the attestation report, the Company anticipated transitioning into the development stage which would require the Company to significantly increase its corporate activities to design and build the Morrison Copper/Gold Mine.  However, due to the unexpected decision by the B.C. government, the entry of the Company to the development stage did not occur in fiscal 2014 and the Company remained at the exploration stage.  Only limited operations were conducted during the fiscal year the Company was almost entirely focused on its ultimately successful effort to set aside the decision by the Minister of Environment and the Minister of Energy & Mines not to issue an Environmental Assessment Certificate for the Company’s proposed Morrison Copper/Gold Mine.  Therefore, in the opinion of management, those remaining deficiencies had no effect on the Company’s internal controls over financial reporting for the fiscal year ended January 31, 2014.  If the Company is ultimately successful in obtaining the required permits and moves to the development stage, the Company anticipates hiring additional personnel and upgrading its information systems as required to support its development stage operations.  These upgrades are expected to correct such issues which management believes will become a weakness for a development stage company but which have no material effect on the Company at the exploration stage.

Comment 2.

We note you disclose mineral property interests and exploration and evaluation costs (net of recovery). Please provide us with a detailed discussion of the recovery costs and cite the specific authoritative literature you utilized to support your accounting treatment. In addition, please provide the dollar value of the recovery costs for all periods presented.

Response:

The amount of the recovery is the amount calculated for depreciation and for accounts payable amounts that are included in the Exploration & Evaluation costs as detailed in Note 5 of the financial statements.  These are non cash items and therefore are not included in the cash flows from investing activities and are further identified in Note 11, Supplemental disclosure with respect to cash flows, in accordance with IAS 7:43.

The dollar value is as follows:

	Fiscal 2014	Fiscal 2013	Fiscal 2012
Exploration & Evaluation costs for the fiscal year	180,993	119,664	1,133,246
Less depreciation included above	0	21	305
Add--accounts payable & related party payable amounts from end of previous year	5,645	162,509	277,705
Less--accounts payable & related party payable amounts from end of current year	8,711	5,645	162,509
Equals Mineral property interests and Exploration and evaluation costs (net of recovery)	177,927	276,507	1,248,137

Comment 3.

Please expand your disclosure to address how you determine when technical feasibility and commercial viability are demonstrable (i.e. what factors do you consider for demonstrating technical feasibility and commercial viability) and whether there is any correlation to establishing reserves. Refer to paragraph 5(b) and 17 of IFRS 6. Please provide us with a sample of your proposed future disclosure.

Response:

We propose to add the following paragraph to the existing disclosure in our future filings:

The Company’s determination of technical feasibility and commercial viability of a project is based on a combination of factors, such as:

-

The extent to which mineral reserves or mineral resources as defined in National Instrument 43-101 have been identified through a feasibility study or similar document;

-

The results of optimization studies and further technical evaluation carried out to mitigate project risks identified in the feasibility study;

-

The status of environmental permits;

-

The status of mining leases or permits; and

-

The availability of adequate technical, financial and other resources to complete the development to use or sell the project.

Comment 4.

 It appears that 2,376,507 stock options with an average exercise price of approximately $8.00 per share were cancelled and 2,457,307 stock options with an average exercise price of $4.00 per share were reissued. Please provide us with a detailed discussion of how you accounted for these transactions and if the awards granted in the current year represent a modification to an existing award. Please refer to the guidance in IFRS 2.

Response:

The cancelled stock options were not identified as replacement options by the company; the cancellation of the options was treated as an acceleration of vesting and accordingly the Company recognized immediately the amount that otherwise would have been recognised for services received over the remainder of the vesting period in accordance with IFRS 2.28(a).  The new awards granted in the year were measured using the Black Scholes model for option valuation using the variables identified in Note 8 to the financial statements.

On behalf of the Company, I acknowledge that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

“John Plourde”

John Plourde

Chief Executive Officer